Number 82-4458 (12g3-2(b))

IRKUTSK JOINT STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION

(JSC Irkutskenergo)
3, Sukhe-Batora str., Irkutsk, Russia, 664025
Phone: (3952) 790-300, fax: (3952) 790-899
E-mail: idkan@irkutskenergo.ru
http:// www.irkutskenergo.ru

The U.S. Securities and Exchange Commission
Office o[redacted]
Finance
450 Fift
Mail top
Washington. D.C. 20549
U.S.A.

05010286

15.06.2005 № 097/7118
На № ______ от ______

Re: Exemption No.: 82-4458
(12g3-2(b))

SUPPL

RECEIVED 2005 AUG -8 P 1:21

Dear Sir or Madam!

In connection with the Company's exemption, pursuant to the Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), please find enclosed JSC Irkutskenergo financial report and financial results for the 3 months of 2005 year.

The Bank of New York acts as Depositary Bank for the above referenced company under the Form-6 registration statement number: 333-6050, which was declared effective by the SEC on May 5, 1996.

PROCESSED
AUG 10 2005
THOMSON FINANCIAL

Sincerely,

Acting General director
JSC Irkutskenergo

Mikhail A. Graiver

dlw 8/9

Putintsev V.
(3952) 790-586

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «*IRKUTSKENERGO*»
3 Sukhe-Batora Street, Irkutsk, 664025, Russia

FINANCIAL REPORT
for the 3 months of 2005 (in thousands of Rubles)

Balance Sheet, for the 3 months of 2005
(in thousands of Rubles)

ASSETS	January, 1 2005	March, 31 2005
Intangible Assets	0	0
Property, Plants & Equipment	42 262 748	41 575 290
Capital investments in progress	1 302 705	1 503 568
Long-Term Investments	1 495 567	1 701 444
Other Assets	210 804	245 466
Inventories	1 547 814	1 003 992
Value-added Tax	522 687	363 623
Accounts Receivable	3 844 207	4 994 502
Short-Term Investments	353 561	472 558
Cash	1 016 923	1 840 609
TOTAL ASSETS	52 557 016	53 701 052
LIABILITIES		
Capital Stock	4 766 808	4 766 808
Additional Capital Paid-in	40 397 150	40 375 228
Reserve Funds	1 191 702	1 191 702
Retained Earnings	1 745 914	2 946 726
Fixed liabilities	530 108	504 066
Short-Term Debt	847 700	678 200
Accounts Payable	3 048 232	3 209 007
Backlog to the participants for profit discharging	4 102	4 565
Future terms incomes	25 300	24 750
Reserve of forthcoming expenditures and payments	0	0
TOTAL LIABILITIES	52 557 016	53 701 052

Acting general director of
JSC «Irkutskenergo» ____________ Mikhail A. Graiver

Chief accountant of
JSC «Irkutskenergo» ____________ Gennadiy M. Tolstykh

ОАО "Иркутскэнерго" г. Иркутск

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «*IRKUTSKENERGO*»
3 Sukhe-Batora Street, Irkutsk, 664025, Russia

FINANCIAL RESULTS
for the 3 months of 2005
(in thousands of Rubles)

INDEX	the 3 months of 2005 in thousands of Rubles
1. Income before taxes	1 562 450
2. Profit utilization:	
Profit tax	373 389

Acting general director of JSC «Irkutskenergo» _____ Mikhail A. Graiver

Chief accountant of JSC «Irkutskenergo» _____ Gennadiy M. Tolstykh